EXHIBIT 99.41

MATERIAL CHANGE REPORT
DATED NOVEMBER 5, 2009

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

TASMAN METALS LTD. (the "Issuer")
#1305 - 1090 West Georgia Street
Vancouver, British Columbia   V6E 3V7
Phone: (604) 685-9316

2.	Date of Material Change

November 2, 2009

3.	Press Release

The press release was released on November 2, 2009 through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.	Summary of Material Change(s)

See attached press release for details.

5.	Full Description of Material Change

See attached press release for details.

6.           Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Officer

Nick DeMare, CFO & Director
Phone: (604) 685-9316

9.	Date of Report

November 5, 2009

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations

News Release	2nd November 2009

TASMAN BEGINS RARE EARTH AND IRON EXPLORATION IN SCANDINAVIA

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) (TSXV - TSM). Mr Mark Saxon, President and CEO, is pleased to provide an update on the Company’s exploration projects.  Tasman was established on October 22nd through the amalgamation of Ausex Capital Corp., Lumex Capital Corp., both capital pool companies, and a private company, Tasman Metals Ltd., under the Business Corporations Act (British Columbia).  Tasman is the 100% owner of seven iron ore exploration claims close to the iron mines of the Kiruna district and twenty nine claims and claim applications for strategic metals, including rare earth elements (REE) in Sweden, Finland and Norway.

Sweden is the home of REE’s, which were first discovered in a quarry in the village of Ytterby, near Stockholm.  REE (see Table 1 for full element list) consumption is growing, being essential in the production of hybrid/electric cars, solar panels, wind turbines, compact florescent lighting, high-energy magnets, mobile phones and computers.  Tasman is well placed as the European Union is actively supporting policies to promote the domestic supply of REE’s to secure high-tech industry.

In Sweden, Tasman has applied for four exploration claims totaling 7,113 hectares considered prospective for REE’s, including the Norra Kärr project where exploration is being initiated.  The project is located in southern Sweden, 15km NNE of the township of Gränna, 300km SW of Stockholm (Figure 1) and is located within farming and forestry land with a major highway running within 700m of the project area.  Norra Kärr is a peralkaline nepheline syenite intrusion which covers 400m by 1200m in area.  The site was first discovered in 1906, and subsequently explored and test mined for nepheline, zirconium (Zr) and hafnium (Hf).  The project shows geological similarity to REE/Zr/Niobium (Nb) mines of the Lovozero province (Russia) and advanced projects at Kipawa Lake (Ontario), Strange Lake (Quebec) and Dubbo (Australia).

Previous exploration at Norra Kärr has principally been undertaken by Swedish mining company Boliden AB.  During the 1970’s Boliden sampled two long trenches 400m apart across the intrusion, returning:

NORTH TRENCH              244m at 1.9% ZrO2, 0.37% TREO*

SOUTH TRENCH              149m at 1.49% ZrO2, 0.43% TREO; and
52m at 1.47% ZrO2, 0.54% TREO

*TREO = total rare earth oxide + yttrium oxide (Y2O3); ZrO2 = zirconium oxide;

Although “TREO” is quoted above, samples taken by Boliden were not assayed for 6 of the 9 higher value, heavy rare earth elements (HREE’s).  Twenty-seven random, non-representative rock samples submitted for assay by Tasman has confirmed the presence of HREE’s in the Norra Kärr intrusion.  The 27 samples ranged from 0.09% to 0.7% and averaged 0.35% TREO.  Weight percent of HREO (heavy rare earth element oxides) relative to TREO ranged from 24 - 68% and averaged 54%, showing Norra Kärr to be elevated in the higher value HREE’s relative to light rare earth elements (“LREE”).  Most known REE deposits are dominated by the LREE’s and typically contain 1-3% HREO in the TREO.  Sampling also suggests the Norra Kärr intrusion does not contain significant concentrations of radioactive elements.

The aerial extent of the Norra Kärr intrusion and trench sampling by Boliden define an exploration target to a depth of 55m of 35 to 40 million tonnes at a grade between 0.4-0.6% TREO, 1.5-1.9% ZrO2 and 0.2-0.4% Hf.  The potential quantity and grade indicated for the exploration target is conceptual in nature and there has been insufficient exploration to define the target at this time and it is uncertain that further exploration will result in the definition of a resource.

Tasman's consulting independent geologist, John Nebocat of Pacific Geological Services has recently completed a site visit to review historic work and propose an exploration program.  Mr. Nebocat will prepare a NI43-101 report on the Norra Kärr project, the Company's key REE property.  Following Mr. Nebocat's preliminary observations, a work plan

HEAD OFFICE: Suite 1305 – 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV:TSM www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN

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has been submitted to local authorities and landholders to permit drilling of the Norra Kärr intrusion.  Work plans have also been prepared by Tasman, to permit work on the Company’s iron ore projects in the Kiruna district during the coming winter period.

In Finland, the company has made 19 claim reservation applications totaling 168km2 and four claim applications totaling 268 hectares.  The claim applications cover and surround the historic Korsnas mine, where a total of 870,000 tonnes at 3.56% lead and 0.83% REE were mined between 1959 and 1972.  Claim reservation applications have been lodged over Katajakanka/Kontioaho, a peralkaline intrusion, the Iivaara carbonatite intrusion and the margin of the large Sokli carbonatite.  In Norway, Tasman has submitted one claim application covering 30 hectares.

Mr Saxon states, “Tasman is a “high-tech” strategic metal company, exploring REE and iron ore projects in Europe.  Tasman’s flagship REE property in Scandinavia is the higher value HREE-dominant Norra Kärr peralkaline intrusion, which has never been systematically explored for its REE content, but was designated “of national interest” in 1994 by the Swedish Geological Survey as a potential future source of REE.  With C$2.5M cash and an experienced team already in place, Tasman is well set to commence exploration on its strategic European metal portfolio.”

Tasman will return to trade on the TSX Venture Exchange on Tuesday 3rd of November 2009 under the symbol “TSM”.

Samples submitted by Tasman Metals Ltd were analyzed by the ME-MS81 technique by ALS Chemex Ltd's laboratories in Pitea, Sweden and Vancouver, Canada, where duplicates, repeats, blanks and known standards were inserted according to standard industry practice.  Where over-range for ME-MS81, Zr was determined using the ME-XRF12 technique.  The qualified person for the company's exploration projects, Mark Saxon, President and Chief Executive Officer of Tasman and a member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists, has reviewed and verified the contents of this release.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Relation Consultants - Mining Interactive
Nick Nicolaas +1 (604) 657 4058
Email: info@tasmanmetals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward Looking Statements. This Company news release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

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Figure 1: Location of the Norra Kärr project, Sweden

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		METAL	OXIDE	NAME	USAGE
		Sc		Scandium	X-ray tubes, catalysts for polymerisation, hardened Ni-Cr superalloys, dental porcelain.
		Zr	ZrO2	Zirconium	Zirconium is used as an alloying agent due to its high resistance to corrosion.
		Nb	Nb2O3	Niobium	Niobium is used mostly in alloys, the largest part in special steel such as that used in gas pipelines.

RARE EARTH ELEMENT (LANTHANIDES)	LIGHT REE’S	La	La2O3	Lanthanum	Ceramic glazes, high quality optical glass, camera lenses, microwave crystals, ceramic capacitors.
		Ce	Ce2O3	Cerium	Glass polishing, petroleum cracking catalysts, alloys - with iron for sparking flints for lighters, with aluminium, magnesium and steel for improving heat and strength properties, radiation shielding.
		Pr	Pr2O3	Praseodymium	Yellow ceramic pigments, tiles, ceramic capacitors. With neodymium in combination for goggles to shield glass makers against sodium glare, permanent magnets, cryogenic refrigerant.
		Nd	Nd2O3	Neodymium	Ceramic capacitors, glazes and coloured glass, lasers, high strength permanent magnets as neodymium-iron-boron alloy, petroleum cracking catalysts.
		Pm	Pm2O3	Promethium	Radioactive promethium in batteries to power watches, guided missile instruments.
		Sm	Sm2O3	Samarium	In highly magnetic alloys for permanent magnet as Samarium-Cobalt alloy; probably will be superseded by neodymium. Glass lasers. Reactor control and neutron shielding.
	HEAVY REE’S	Eu	Eu2O3	Europium	Control rods in nuclear reactors. Coloured lamps, cathode ray tubes. Red phosphor in TV tubes.
		Gd	Gd2O3	Gadolinium	Solid state lasers, constituent of computer memory chips, high temperature refractories.
		Tb	Tb2O3	Terbium	Cathode ray tubes, magnets, optical computer memories; hard disk components.
		Dy	Dy2O3	Dysprosium	Controls nuclear reactors. Alloyed with neodymium for permanent magnets. Catalysts.
		Ho	Ho2O3	Holmium	Controls nuclear reactors; catalysts; refractories.
		Er	Er2O3	Erbium	In ceramics to produce a pink glaze; infra-red absorbing glasses.
		Tm	Tm2O3	Thulium	X-ray source in portable X-ray machines.
		Yb	Yb2O3	Ytterbium	Practical values presently unknown. Research.
		Lu	Lu2O3	Lutetium	Deoxidiser in stainless steel production, rechargeable batteries, medical uses, red phosphors for colour television, superconductors.
		Y	Y2O3	Yttrium	Deoxidiser in stainless steel production, rechargeable batteries, medical uses, red phosphors for TV.

		Hf	HfO2	Hafnium	Hafnium is used in filaments, electrodes, and semiconductor fabrication processes for circuits

Table 1: Strategic Metals, including Rare Earth Elements and their common usage

Acronyms used throughout this press release are defined below:

REE                         rare earth elements, lanthanum to lutetium by atomic weight plus yttrium
LREE                      light rare earth elements, lanthanum to samarium by atomic weight
HREE                      heavy rare earth elements, europium to lutetium plus yttrium
TREO                      rare earth elements, calculated as oxides, including lanthanum to lutetium plus yttrium
HREO                      heavy rare earth elements, as per HREE above, calculated as oxides
LREO                      light rare earth elements, as per LREE above, calculated as oxides